SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2005

CIMATRON LIMITED
(Translation of Registrant’s name into English)

11 Gush Etzion Street, Givat Shmuel, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

FOR IMMEDIATE RELEASE

Cimatron Names Kobi Rosenwasser Vice President Asia Pacific

Givat Shmuel, Israel, – September 22, 2005 – Cimatron Limited (NASDAQ: CIMT), a leading provider of integrated, quoting-to-delivery CAD/CAM solutions for the tooling industry, today announced the nomination of Mr. Kobi Rosenwasser as Vice President Asia Pacific. Mr. Rosenwasser also joins the Cimatron senior management team.

Kobi Roserwasser joined Cimatron as Sales Manager in January 2004. Prior to joining Cimatron, Mr. Rosenwasser served as the VP Sales & Marketing of Green Power Technologies, a developer of power management silicon semiconductors that he founded together with a group of electronic researchers, and he is one of the shareholders of this company. Prior to that, Kobi was VP Sales & Marketing of the Payton Group, the worldwide leader of Planar Magnetics.

“The Asian market is the fastest growing manufacturing market today, and we pay special attention to its development and needs”, said Danny Haran, Cimatron’s president and CEO. “The addition of Kobi Rosenwasser to our senior management team as VP Asia Pacific allows us to effectively meet the challenges of this region. Kobi’s business experience in sales and marketing serves as an asset to the Company and to our distributors in the region. We expect to reinforce and expand our presence there.”

About Cimatron
Cimatron is the leading provider of integrated, quoting-to-delivery CAD/CAM solutions for the tooling industry. Cimatron is committed to providing mold, tool and die makers with comprehensive, cost-effective solutions that streamline manufacturing cycles, enable collaboration with outside vendors, and ultimately shorten product delivery time. Worldwide, more than 8,500 customers, with installations in the automotive, consumer plastics, and electronics industries, employ Cimatron’s cutting-edge CAD/CAM solutions for manufacturing. Founded in 1982, Cimatron is publicly traded on the NASDAQ exchange under the symbol CIMT. Cimatron’s subsidiaries and extensive distribution network are located in over 35 countries to serve customers worldwide with complete pre- and post-sales support.

This press release includes forward looking statements, within the meaning of the Private Securities Litigation Reform Act Of 1995, which are subject to risk and uncertainties that could cause actual results to differ materially from those anticipated. Such statements may relate to the company’s plans, objectives and expected financial and operating results. The risks and uncertainties that may affect forward looking statements include, but are not limited to: currency fluctuations, global economic and political conditions, marketing demand for Cimatron products and services, long sales cycle, new product development, assimilating future acquisitions, maintaining relationships with customers and partners, and increased competition. For more details about the risks and uncertainties of the business, refer to the Company’s filings, with the Securities and Exchanges Commission. Cimatron undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

For More Information Contact:

Irit Porat
Phone: +972 3 5312290
Email: iritp@cimatron.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED BY: /S/ Ilan Erez —————————————— Ilan Erez Chief Financial Officer

Dated: September 25, 2005